Exhibit 99.1

Corporación América Airports S.A. Reports March 2025 Passenger Traffic

Total passenger traffic up 10.5% YoY, up 15.0% YoY in Argentina

International passenger traffic up 12.7% YoY; up 21.8% YoY in Argentina

Luxembourg, April 14, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 10.5% year-on-year (YoY) increase in passenger traffic in March 2025.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2025 vs. 2024)
Statistics	Mar'25	Mar'24	% Var.	YTD’25	YTD'24	% Var.
Domestic Passengers (thousands)	3,775	3,401	11.0%	10,639	10,230	4.0%
International Passengers (thousands)	2,675	2,373	12.7%	7,835	6,956	12.6%
Transit Passengers (thousands)	601	609	-1.3%	1,894	1,798	5.3%
Total Passengers (thousands)[1]	7,051	6,383	10.5%	20,368	18,984	7.3%
Cargo Volume (thousand tons)	34.3	31.3	9.6%	95.9	87.9	9.1%
Total Aircraft Movements (thousands)	71.5	67.4	6.0%	206.3	200.1	3.1%

1 Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 9.4%.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 10.5% in March compared to the same month in 2024. Domestic passenger traffic rose by 11.0% year-over-year, largely driven by a recovery in Argentina, as well as strong performances in Italy and Brazil. Meanwhile, international traffic grew by 12.7%, with all operating countries contributing positively year-over-year, except Armenia. Notably, Argentina accounted for 81% of the total traffic growth in March.

In Argentina, total passenger traffic increased by 15.0% YoY, primarily driven by the ongoing recovery in domestic traffic, which rose by 12.2% YoY — marking four consecutive months of positive growth. Notably, YoY comparisons for domestic traffic are no longer influenced by the ‘Previaje’ incentive program, which was suspended in December 2023 following the swearing-in of the new government. JetSMART, which recently added three Airbus A321neo aircraft, continued to gain market share, carrying 90% more passengers than in March 2024, while Flybondi carried 16% more passengers over the same period. International passenger traffic also remained strong, increasing by a solid 21.8% YoY. Aerolíneas Argentinas resumed operations to Porto Alegre and announced it will maintain the Córdoba–Rio de Janeiro route year-round. Additionally, Avianca began operating flights to Buenos Aires using Wamos Air A330-300s, as part of its strategy to strengthen service on high-demand routes.

In Italy, passenger traffic grew by 11.3% compared to the same month in 2024, mainly supported by an increase in flight frequencies by Ryanair. International passenger traffic — which accounted for over 75% of total traffic — rose by 8.0% YoY, driven by a 13.8% increase at Florence Airport and a 3.4% increase at Pisa Airport. Domestic passenger traffic saw a robust 22.9% YoY increase, with strong performances at both Pisa and Florence airports.

In Brazil, total passenger traffic increased by 4.6% YoY, reflecting an improvement in traffic trends despite the still challenging aviation environment and aircraft constraints in the country. Domestic traffic, which accounted for nearly 60% of total traffic, rose by 7.8% YoY, while transit passengers declined by 4.2% YoY.

In Uruguay, total passenger traffic — predominantly international — rose slightly by 0.5% YoY, following a strong performance in 2024. In March, Azul Linhas Aéreas announced a new direct route between Montevideo and Campinas, with five weekly flights. This new connection will help strengthen ties between Uruguay and Brazil, facilitating passenger flow and promoting the development of new commercial and tourism opportunities.

In Ecuador, where security concerns persist, passenger traffic increased by 1.1% YoY. International traffic rose by 1.6% YoY, while domestic traffic edged up by 0.7% YoY, impacted by high airfare prices that have dampened travel demand.

In Armenia, passenger traffic increased by 0.6% YoY, following a strong post-COVID recovery. Travel demand in Armenia has benefited from the introduction of new airlines and routes, as well as increased flight frequencies.

Cargo Volume and Aircraft Movements

Cargo volume increased by 9.6% compared to the same month in 2024, mainly driven by strong performances in Argentina and Uruguay. Performance by country was the following: Argentina (+20.3%), Uruguay (+24.3%), Italy (+5.4%), Armenia (-6.3%), Brazil (-3.9%), and Ecuador (-5.2%). Argentina, Brazil, and Armenia accounted for almost 80% of the total cargo volume in March.

Aircraft movements increased by 6.0% YoY, with positive YoY contributions from all countries of operations: Argentina (+7.5%), Uruguay (+5.3%), Italy (+7.0%), Armenia (+2.3%), Brazil (+4.9%), and Ecuador (+0.4%). Argentina, Brazil, and Ecuador accounted for more than 80% of total aircraft movements in March.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2025 vs. 2024)

	Mar'25	Mar'24	% Var.	YTD'25	YTD'24	% Var.
Passenger Traffic (thousands)
Argentina	4,152	3,612	15.0%	12,168	10,812	12.5%
Italy	640	575	11.3%	1,630	1,477	10.4%
Brazil (1)	1,272	1,215	4.6%	3,726	3,905	-4.6%
Uruguay	203	202	0.5%	654	639	2.4%
Ecuador	417	412	1.1%	1,134	1,110	2.2%
Armenia	368	366	0.6%	1,055	1,043	1.2%
TOTAL	7,051	6,383	10.5%	20,368	18,984	7.3%

(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	17,558	14,591	20.3%	50,047	44,234	13.1%
Italy	1,136	1,078	5.4%	3,224	3,115	3.5%
Brazil	5,530	5,755	-3.9%	15,277	15,407	-0.8%
Uruguay	3,226	2,596	24.3%	8,889	6,893	29.0%
Ecuador	3,439	3,629	-5.2%	8,957	9,294	-3.6%
Armenia	3,425	3,654	-6.3%	9,554	8,999	6.2%
TOTAL	34,314	31,303	9.6%	95,947	87,943	9.1%
Aircraft Movements
Argentina	41,370	38,489	7.5%	119,427	114,015	4.7%
Italy	5,662	5,290	7.0%	14,767	13,695	7.8%
Brazil	12,117	11,548	4.9%	34,583	35,607	-2.9%
Uruguay	3,060	2,907	5.3%	9,911	9,720	2.0%
Ecuador	6,434	6,407	0.4%	19,243	18,987	1.3%
Armenia	2,826	2,763	2.3%	8,335	8,089	3.0%
TOTAL	71,469	67,404	6.0%	206,266	200,113	3.1%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716